December 17, 2009	Cavas S. Pavri Direct Phone 215.665.5542 Direct Fax 215.701.2478 cpavri@cozen.com
VIA CORRESPONDENCE

Laura Crotty, Esq.
Division of Corporate Finance, Mail Stop 4720
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fibrocell Science, Inc. (the “Company”)
Form S-1 File No. 333-163386

Dear Ms. Crotty:

Pursuant to our telephone conversation on December 9, 2009, set forth below are the Company’s responses to comment numbers 1 and 2 of the staff’s letter to Mr. Declan Daly, dated December 8, 2009 (the “Comment Letter”).

The Company will file a complete response to the Comment Letter, with the Commission through EDGAR in the near future, and a complete copy of Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended S-1”) reflecting the responses to the Comment Letter will be filed with the Commission through EDGAR concurrently.

For your convenience, we have repeated each comment in italics prior to the Company’s response.

1. Please remove the additional securities that may be issued as dividends on the Series A Preferred Stock assuming certain conditions are met from this registration statement. You may register these shares in the event the conditions are met and the dividend is likely to be paid.

The Company believes that the registration statement should include the additional securities that the Company may issue as dividends on the Series A Preferred Stock because the conditions to their issuance will likely be met and the Company is likely to choose to pay such dividends in stock rather than cash.

The Certificate of Designation of Preferences, Rights and Limitations of the Series A 6% Convertible Preferred Stock (the “Certificate of Designation”) provides that the Company must pay dividends on the Series A 6% Convertible Preferred Stock (the “Series A Preferred”) in cash or stock at the Company’s option, provided the Company may only pay the dividend in common stock if certain conditions are met (the “Equity Conditions”).

The Equity Conditions are as follows:

a)	the Company must have honored all conversions scheduled to occur or occurring by virtue of the Company’s receipt of one or more notices of conversion from Series A Preferred holders on or prior to the dates so requested or required;

b)	the Company must have paid all liquidated damages and other amounts owing to the applicable holder in respect of the Series A Preferred;

c)	(i) there must be an effective registration statement pursuant to which the Series A Preferred holders may resell all of the shares of common stock issuable pursuant to the Certificate of Designation OR (ii) all of the shares of common stock issuable upon conversion of the shares of Series A Preferred (and shares issuable in lieu of cash payments of dividends) may be resold pursuant to Rule 144 without volume or manner-of-sale restrictions or current public information requirements; and

d)	the Company’s common stock is trading on the NYSE AMEX, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board and all of the shares issued to the investors are listed or quoted for trading on such exchange or bulletin board.

The Company believes that each of these Equity Conditions is likely to be satisfied on April 15, 2010, the date on which the first dividend payment is due.

With respect to (a) of the Equity Conditions, upon receipt of notice of conversion from a holder of Series A Preferred, the Company intends to promptly issue the number of shares of common stock to which such holder is entitled pursuant to the terms of the Certificate of Designation.

With respect to (b) of the Equity Conditions, at this time, to the best knowledge of the Company, it does not owe any amounts to any holder of Series A Preferred, nor is there any pending or threatened litigation against it that would entitle a holder of Series A Preferred to liquidated damages.

With respect to (c) of the Equity Conditions, the Company intends to use its best efforts to cause this registration statement to be declared effective under the Securities Act, and will use its best efforts to keep such registration statement continuously effective under the Securities Act until all securities covered by the registration statement have been sold thereunder or may be sold pursuant to Rule 144 as required in Equity Condition (c)(ii).

Finally, with respect to (d) of the Equity Conditions, the Company’s common stock is currently quoted on the OTC Bulletin Board. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all listing and maintenance requirements of the OTC Bulletin Board.

Because the Company will likely satisfy all of the Equity Conditions on April 15, 2010, it believes that it will be in the best interests of the Company and its stockholders for it to have the option to pay dividends in stock, rather than cash. This requires that the Company be able to register the resale of the dividend shares in advance.

Accordingly, the Company respectfully requests the Commission’s permission to include in this registration statement the additional securities that it will likely issue as dividends on the Series A Preferred.

To clarify the disclosure, in the Amended S-1 the Company will revise the second paragraph under the heading “Dividends” on page 22 and the first paragraph under the heading “Dividends; Rank; Liquidation” on page 43 to read as follows:

“Holders of the Series A Preferred are entitled to receive cumulative dividends at the rate per share (as a percentage of the stated value per share) of 6% per annum (subject to increase in certain circumstances), payable quarterly in arrears on January 15, April 15, July 15 and October 15, beginning on April 15, 2010. The dividends are payable in cash, or at our option, in duly authorized, validly issued, fully paid and nonassessable shares of common stock equal to 110% of the cash dividend amount payable on the dividend payment date, or a combination thereof; provided that we may not pay the dividends in shares of common stock unless we meet the following conditions:

a) we have honored all conversions scheduled to occur or occurring by virtue of our receipt of one or more notices of conversion from Series A Preferred holders on or prior to the dates so requested or required;

b) we have paid all liquidated damages and other amounts owing to the applicable holder in respect of the Series A Preferred;

c) (i) there is an effective registration statement pursuant to which the Series A Preferred holders may resell all of the shares of common stock issuable pursuant to the Certificate of Designation OR (ii) all of the shares of common stock issuable upon conversion of the shares of Series A Preferred (and shares issuable in lieu of cash payments of dividends) may be resold pursuant to Rule 144 without volume or manner-of-sale restrictions or current public information requirements; and

d) our common stock is trading on the NYSE AMEX, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board and all of the shares issued to the Series A Preferred investors are listed or quoted for trading on such exchange or bulletin board.

If we pay the dividend in shares of common stock, the common stock will be valued for such purpose at 80% of the average of the volume weighted average price for the 10 consecutive trading days ending on the trading day that is immediately prior to the dividend payment date.”

2. We note that the total number of shares to be registered as listed in the selling stockholder table does not match the total number of shares listed in the registration fee table or on the cover page of the filing. Please reconcile.

The Company acknowledges that it inadvertently omitted from the fee table, the cover page and elsewhere in the Original S-1, two shares from the total number of shares of common stock representing 110% of the shares underlying the Series A Convertible Preferred Stock and inadvertently added two shares to the shares underlying certain warrants issued in connection with the Series A Convertible Preferred Stock. The totals should read 2,750,002 and 1,168,208, respectively. The Company undertakes to correct these numbers and the fee table in the Amended S-1.

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (215) 665-5542.

Sincerely,

COZEN O’CONNOR

By:	Cavas Pavri

cc:	Declan Daly, Chief Executive Officer of Fibrocell Science, Inc.

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